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                            August 11, 2022

       Zhiwei Xu
       Chief Executive Officer
       Jowell Global Ltd.
       2nd Floor, No. 285 Jiangpu Road
       Yangpu District, Shanghai, China 200082

                                                        Re: Jowell Global Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed July 27, 2022
                                                            File No. 333-264109

       Dear Mr. Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3 filed July 27,
2022

       Cover page

   1. We note your response to comment 1 and reissue it. In this regard, we note that your disclosure on the cover
page and page 1 describe current PRC laws and regulations as prohibit[ing]
foreign investment to own more than 50% equity interest of the value-
                                                        added telecommunication
companies ...    Please revise to clearly state that Chinese law
                                                        prohibits direct
foreign investment in your operating companies.
 Zhiwei Xu
Jowell Global Ltd.
August 11, 2022
Page 2

       Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222
with any questions.



                                                        Sincerely,
FirstName LastNameZhiwei Xu
                                                        Division of Corporation
Finance
Comapany NameJowell Global Ltd.
                                                        Office of Trade &
Services
August 11, 2022 Page 2
cc:       Jeffrey Li, Esq.
FirstName LastName